UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29314/June 23, 2010

In the Matter of	:
	:
NUVEEN FLORIDA INVESTMENT QUALITY	:
MUNICIPAL FUND	:
333 West Wacker Dr.	:
Chicago, IL 60606	:
	:
(811-6266)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Nuveen Florida Investment Quality Municipal Fund filed an application on November 4,
2009, and amended on May 19, 2010, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On May 28, 2010, a notice of filing of the application was issued (Investment Company
Act Release No. 29290). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

Florence E. Harmon
Deputy Secretary